
March 6, 2013

Via E-mail
Gary DeRoos
Chief Executive Officer
Citadel EFT, Inc.
325 College Blvd.
Oceanside, California 92057

> **Re:** **Citadel EFT, Inc.**
> **Form 10-K for the Fiscal Year Ended September 30, 2012**
> **Filed January 15, 2013**
> **Form 10-Q for the Quarterly Period Ended December 31, 2012**
> **Filed February 14, 2013**
> **File No. 333-164882**

Dear Mr. DeRoos:

We have reviewed your filings and have the following comment. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Form 10-Q for the Quarterly Period Ended December 31, 2012

Notes to the Unaudited Financial Statements, page 4

Note 2: Other Assets, page 4

1. Refer to your disclosure, "In November 2012, Citadel purchased various sports memorabilia from Art to Go, Inc., a New York Corporation for 4,000,000 Series C preferred stock. Citadel obtained an independent valuation of the assets acquired and the consideration given and determined that the value was $2,972,000." Please tell us if you or any of your corporate officers have any affiliation or common control interest in or with Art to Go, Inc. Please tell us and disclose in detail the nature of the sports

memorabilia acquired and summarize for us the pertinent details of valuation report which justified the recorded value of these assets. Lastly, tell us what ownership Art to Go, Inc. would hold in the Company if their shares are converted into common stock.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Robert Babula, Staff Accountant, at (202) 551-3339 or Donna Di Silvio, Staff Accountant, at (202) 551-3202 if you have questions regarding this comment on the financial statements and related matters. Please contact me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Andrew D. Mew

Andrew D. Mew
Accounting Branch Chief